Exhibit d.9

SCHEDULE A

(Amended as of August 5, 2015)

	Maximum Total Series Operating Expenses (as a percentage of average daily net assets)
Name of Portfolio	Retail Shares	Institutional Shares	R6 Shares
Baron Partners Fund	1.45%	1.20%	N/A
Baron Focused Growth Fund	1.35%	1.10%	N/A
Baron International Growth Fund	1.50%	1.25%	N/A
Baron Real Estate Fund	1.35%	1.10%	1.10%
Baron Emerging Markets Fund	1.50%	1.25%	1.25%
Baron Energy and Resources Fund	1.35%	1.10%	N/A
Baron Global Advantage Fund	1.50%	1.25%	N/A